Ex-99.1

CANADIAN PACIFIC AND KANSAS CITY SOUTHERN AGREE TO COMBINE TO CREATE THE

FIRST U.S.-MEXICO-CANADA RAIL NETWORK

Transaction Creates Enhanced Competition and Better Service for Customers, and Fosters North American Economic Growth

Stock and Cash Transaction Representing an Enterprise Value of Approximately $29 Billion

Companies to Host Investor Conference Call Today at 2:00 PM Eastern Time

CALGARY and KANSAS CITY, Mo. – March 21, 2021 – Canadian Pacific Railway Limited (TSX: CP, NYSE: CP) (“CP”) and Kansas City Southern (NYSE: KSU) (“KCS”) today announced they have entered into a merger agreement, under which CP has agreed to acquire KCS in a stock and cash transaction representing an enterprise value of approximately USD$29 billion1, which includes the assumption of $3.8 billion of outstanding KCS debt. The transaction, which has the unanimous support of both boards of directors, values KCS at $275 per share, representing a 23% premium2, based on the CP and KCS closing prices on March 19, 2021 (and $270 per share, representing a 26% premium3, based on the respective CP and KCS 30-day volume weighted average prices (“VWAP”)).

Following the closing into a voting trust, common shareholders of KCS will receive 0.489 of a CP share and $90 in cash for each KCS common share held.

Following final approval from the Surface Transportation Board (“STB”), the transaction will combine the two railroads to create the first rail network connecting the U.S., Mexico, and Canada. Joining seamlessly in Kansas City, Mo., in America’s heartland, CP and KCS together will connect customers via single-network transportation offerings between points on CP’s system throughout Canada, the U.S. Midwest, and the U.S. Northeast and points on KCS’ system throughout Mexico and the South Central U.S.

The combined network’s new single-line offerings will deliver dramatically expanded market reach for customers served by CP and KCS, provide new competitive transportation service options, and support North American economic growth. The transaction is also expected to create jobs across the combined network. Additionally, efficiency and service improvements are expected to achieve meaningful environmental benefits.

While remaining the smallest of six U.S. Class 1 railroads by revenue, the combined company will be a much larger and more competitive network, operating approximately 20,000 miles of rail, employing close to 20,000 people and generating total revenues of approximately $8.7 billion based on 2020 actual revenues.

“This transaction will be transformative for North America, providing significant positive impacts for our respective employees, customers, communities, and shareholders,” said CP President and Chief Executive Officer Keith Creel. “This will create the first U.S.-Mexico-Canada railroad, bringing together two railroads that have been keenly focused on providing quality service to their customers to unlock the full potential of their networks. CP and KCS have been the two best performing Class 1 railroads for the past three years on a revenue growth basis.”

[1]	Except where noted, all figures are in U.S. dollars.
[2]	Based on KCS and CP closing share prices of $224.16 and CAD$474.27 (at 1.2506 FX rate), respectively, as of March 19, 2021.
[3]	Based on KCS and CP 30-day volume weighted average prices (“VWAPs”) of $213.87 and US$368.22, respectively, as of March 19, 2021.

“The new competition we will inject into the North American transportation market cannot happen soon enough, as the new USMCA Trade Agreement among these three countries makes the efficient integration of the continent’s supply chains more important than ever before. Over the coming months, we look forward to speaking with customers of all sizes, and communities across the combined network, to outline the compelling case for this combination and reinforce our steadfast commitment to service and safety as we bring these two iconic companies together,” said Mr. Creel.

“KCS has long prided itself in being the most customer-friendly transportation provider in North America,” said KCS President and Chief Executive Officer Patrick J. Ottensmeyer. “In combining with CP, customers will have access to new, single-line transportation services that will provide them with the best value for their transportation dollar and a strong competitive alternative to the larger Class 1s. Our companies’ cultures are aligned and rooted in the highest safety, service and performance standards.”

“Importantly, KCS employees will benefit from being part of a truly North American continental enterprise, which creates a strong platform for revenue growth, capital investment, and future job creation. Customers, labor partners, and shareholders will all benefit from the inherent strengths of this combination, including attractive synergies and complementary routes,” said Mr. Ottensmeyer.

Mr. Creel and Mr. Ottensmeyer concluded, “We have been champions for the environment recognizing the important role rail plays in lowering overall transportation emissions. This combination advances our shared science-based pledges in-line with the Paris Agreement to improve fuel efficiency and lower emissions in support of a more sustainable North American supply chain.”

Transaction to Expand Options and Efficiencies for Customers

The combination will provide an enhanced competitive alternative to existing rail service providers and is expected to result in improved service to customers of all sizes. Grain, automotive, auto-parts, energy, intermodal, and other shippers, will benefit from the increased efficiency and simplicity of the combined network, which is expected to spur greater rail-to-rail competition and support customers in growing their rail volumes.

Following final regulatory approval, a single integrated rail system will connect premier ports on the U.S. Gulf, Atlantic and Pacific coasts with key overseas markets. The combination of CP and KCS networks will offer unprecedented reach via new single-line hauls across the combined company’s continent-wide network.

Importantly, no customer will experience a reduction in independent railroad choices as a result of the transaction. Additionally, with both companies’ focus on safety and track records of operational excellence, customers will benefit from a seamless integration of the two systems without service disruption.

CP and KCS interchange and operate an existing shared facility in Kansas City, Mo., which is the one point where they connect. This transaction will alleviate the need for a time consuming and expensive interchange, improving efficiency and reducing transit times and costs. The combination also will allow some traffic between KCS-served points and the Upper Midwest and Western Canada to bypass Chicago via the CP route through Iowa. This will improve service and has the potential to contribute to the reduction of rail traffic, fuel burn, and emissions in Chicago, an important hub city.

Improving Highway Traffic, Environmental Sustainability, and Safety

In addition to providing new competition against other railroads, the new single-line routes made possible by the transaction are expected to shift trucks off crowded U.S. highways, yielding reduced highway traffic, lower emissions, and less need for public investments in road and highway bridge repairs. In the Dallas to Chicago corridor alone, the synergies created by this combination are expected to result in meaningful reduction in truck traffic on publicly funded highways.

Rail is four times more fuel efficient than trucking, and one train can keep more than 300 trucks off public roads and produce 75 percent less greenhouse gas emissions. CP is committed to sustainability and is currently developing North America’s first line-haul hydrogen-powered locomotive.

CP and KCS operational expertise and track records as PSR railroads, coupled with the hand-in-glove fit of the two networks, will help ensure a smooth, safe and efficient combination of the two railroads. In combination with KCS, CP will continue to build on its record as North America’s safest Class 1 railroad for 15 consecutive years based on Federal Railroad Administration-reportable train accident frequency.

Creating Value for KCS and CP Shareholders

Following the closing into a voting trust, common shareholders of KCS will receive 0.489 of a CP share and $90 in cash for each KCS common share held. Preferred shareholders will receive $37.50 in cash for each KCS preferred share held. The fixed exchange ratio implies a price for KCS of $275 per share, representing a 23% premium4, based on the CP and KCS closing prices on March 19, 2021 (and $270 per share, representing a 26% premium5, based on the respective CP and KCS 30-day volume weighted average prices (“VWAP”)).

Immediately following the closing into trust, KCS common shareholders are expected to own 25 percent of CP’s outstanding common shares, providing the ability to participate in the upside of both companies’ growth opportunities. Following final STB approval, KCS shareholders will additionally participate in the realization of synergies resulting from the combination.

By accelerating the combined growth strategies of the two fastest-growing Class 1s with new efficiencies for customers and improved on-time performance under their respective PSR programs, the combined company under CP’s control is expected to create annualized synergies of approximately $780 million over three years.

The combination is expected to be accretive to CP’s adjusted diluted EPS6 in the first full year following CP’s acquisition of control of KCS, and is expected to generate double-digit accretion upon the full realization of synergies thereafter.

To fund the stock consideration of the merger, CP will issue 44.5 million new shares. The cash portion will be funded through a combination of cash-on-hand and raising approximately $8.6 billion in debt, for which financing has been committed. As part of the merger, CP will assume approximately $3.8 billion of KCS’ outstanding debt. Following the closing into trust, CP expects that its outstanding debt will be approximately $20.2 billion.

Pro forma for the transaction, CP estimates its leverage ratio against 2021E street consensus EBITDA to be approximately 4.0x with the assumption of KCS debt and issuance of new acquisition-related debt. In order to manage this leverage effectively, CP will be temporarily suspending its normal course issuer bid program, and expects to produce approximately $7 billion of levered free cash flow (after interest and taxes) over the next three years. CP estimates its long-term leverage target of approximately 2.5x to be achieved within 36 months after closing into trust. The combined company will remain committed to maintaining strong investment grade credit ratings while continuing to return capital for the benefit of shareholders.

[4]	Based on KCS and CP closing share prices of $224.16 and CAD$474.27 (at 1.2506 FX rate), respectively, as of March 19, 2021.
[5]	Based on KCS and CP 30-day volume weighted average prices (“VWAPs”) of $213.87 and US$368.22, respectively, as of March 19, 2021.
[6]	Accretion based on adjusted diluted EPS excluding one-time advisory, financing, and integration costs as well as incremental transaction-related amortization.

Two-Step Process to Complete Transaction and Merger

CP’s ultimate acquisition of control of KCS’ U.S. railways is subject to the approval of the U.S. Surface Transportation Board (“STB”).

First, CP will establish a “plain vanilla”, independent voting trust to acquire the shares of KCS. Upon shareholder approval of the transaction, and satisfaction of customary closing conditions, CP will acquire KCS shares and place them into the voting trust. This step is currently expected to be completed in the second half of 2021, at which point KCS shareholders will receive their consideration.

CP’s placement of KCS shares into the voting trust will insulate KCS from control by CP until the STB authorizes control. KCS’ management and Board of Directors will continue to steward the company while it is in trust, pursuing KCS’ independent business plan and growth strategies.

The second step of the process is to obtain control approval from the STB and other applicable regulatory authorities. The STB review is expected to be completed by the middle of 2022. Upon obtaining control approval, the two companies will be integrated, unlocking the benefits of the combination.

Board, Management, and Headquarters

Following STB approval of the transaction, CP will acquire control of KCS and Mr. Creel will serve as the Chief Executive Officer of the combined company. The combined entity will be named Canadian Pacific Kansas City (“CPKC”).

Calgary will be the global headquarters of CPKC, and Kansas City, Mo. will be designated as the U.S. headquarters. The Mexico headquarters will remain in Mexico City and Monterrey. CP’s current U.S. headquarters in Minneapolis-St. Paul will remain an important base of operations.

Four KCS Directors will join CP’s expanded Board at the appropriate time, bringing their experience and expertise in overseeing KCS’ multinational operations.

Advisors

BMO Capital Markets and Goldman Sachs & Co. LLC are serving as financial advisors to Canadian Pacific. Sullivan & Cromwell LLP, Bennett Jones LLP and the Law Office of David L. Meyer are serving as legal counsel. Creel-García-Cuéllar, Aiza y Enríquez, S.C. are serving as Mexican legal counsel to Canadian Pacific. Evercore is serving as the Canadian Pacific Board’s financial advisors and Blake, Cassels & Graydon LLP is serving as the Board’s legal counsel.

BofA Securities and Morgan Stanley & Co. LLC are serving as financial advisors to Kansas City Southern. Wachtell, Lipton, Rosen & Katz, Baker & Miller PLLC, Davies Ward Phillips & Vineberg LLP, WilmerHale, and White & Case, S.C. are serving as legal counsel to Kansas City Southern.

Conference Call for Investment Community

CP and KCS will host a joint investor conference call today, March 21, 2021, at 2:00PM Eastern Time to discuss the announcement. A live webcast of the call and the replay will be available on the CP website at https://investor.cpr.ca/events and the KCS website at https://investors.kcsouthern.com/events-calendar. Supporting materials will be posted on www.FutureForFreight.com. To listen to the live conference call, dial (844) 450-0389 in the U.S. or (236) 714-3016 internationally.

A conference call replay will be available on March 21, 2021, at 5:00PM Eastern Time. To access the replay, dial (800) 585-8367 or (416) 621-4642 and reference the passcode 3377895.

CP and KCS Launch Website to Serve as Information Hub for All Stakeholders

Additional information on the transaction and the benefits it is expected to bring to the full range of stakeholders will be online at www.FutureForFreight.com. This website will be updated over the coming months with new information.

Forward Looking Statements and Information

This news release includes certain forward looking statements and forward looking information (collectively, FLI) to provide CP and KCS shareholders and potential investors with information about CP, KCS and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of CP, KCS and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this news release contains FLI pertaining to, but not limited to, information with respect to the following: the transaction; the combined company’s scale; financial growth; future business prospects and performance; future shareholder returns; cash flows and enhanced margins; synergies; leadership and governance structure; and office and headquarter locations.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and México; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and México; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Méxican government of Kansas City Southern de México, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements.

Non-GAAP Measures

Although this press release includes forward-looking non-GAAP measures (adjusted diluted EPS, Free cash flow, earnings before interest, tax, depreciation and amortization (EBITDA), and a leverage ratio being adjusted net debt to adjusted earnings before interest, tax, depreciation and amortization (EBITDA)), it is not practicable to reconcile, without unreasonable efforts, these forward-looking measures to the most comparable GAAP measures (diluted EPS, Cash from operations, Net income, and long-term debt to net income ratio, respectively), due to unknown variables and uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value. Please see Note on forward-looking Statements above for further discussion.

About Canadian Pacific

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of CP. CP-IR

About KCS

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE,

AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.

For more information, please contact:

Canadian Pacific	Kansas City Southern
Media	Media
Jeremy Berry	C. Doniele Carlson
Tel: 403-819-0571	Tel: 816-983-1372
jeremy_berry@cpr.ca;	dcarlson@kcsouthern.com
alert_mediarelations@cpr.ca

Investment Community	Investment Community
Chris De Bruyn	Ashley Thorne
Tel: 403-319-3591	Tel: 816-983-1530
investor@cpr.ca	athorne@kcsouthern.com